EXHIBIT 17.7

Adi Zamir
Letter of Resignation

March 26, 2017

Board of Directors
Emerald Medical Applications Corp.
Attention: Yair Fudim, Chairman

Please accept this letter as notice under my employment agreement that effective June 23, 2017 (the "Effective Date"), I will cease serving Chief Executive Officer of Emerald Medical Applications Corp. (the "Registrant") and its wholly-owned Israeli subsidiary, Emerald Medical Applications Ltd.

Until the Effective Date, I will continue to serve as Chief Executive Officer and perform all of my duties as CEO to the best of my abilities on behalf of the Registrant and Emerald Ltd. Furthermore, I will assist the Board with the preparation and execution of a proper transition to whomever the Board will select as the new CEO. If the Board shall appoint a new CEO prior to June 23, 2017, I will continue to serve in a non-executive officer capacity until the Effective Date.

The reason for my resignation is to allow me to pursue other business opportunities and I wish the Registrant and Emerald Ltd the very best success for the future.

Respectfully yours,
/s/: Adi Zamir
Adi Zamir